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ANNUAL AUDITED REPORT
FORM X-17A-5 ✳
PART III

SEC FILE NUMBER
8-66145

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **4/1/2018**   AND ENDING   **3/31/2019**
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Arete Research, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Broad Street, 1st Floor
                                (No. and Street)

Boston   **MA**   **02109**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Lecca   **617-357-4800**
                                                   (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

WithumSmith+Brown, PC
                (Name - if individual, state last, first, middle name)

155 Seaport Blvd	**Boston**	MA	**02210**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

Mail Processing
Section

MAY 3 0 2019

Washington DC
408

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Mary Lecca_____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____Arete Research, LLC_____ , as of _____March 31_____ , 20 _19_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Subscribed and sworn
to before me
this _29_ day of _MAY_
2019

_____
Notary Public

_____
Signature

President
_____
Title

This report* contains (check all applicable boxes):

[X]	(a)	Facing page.
[X]	(b)	Statement of Financial Condition.
[ ]	(c)	Statement of Income (Loss).
[ ]	(d)	Statement of Cash Flows
[ ]	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ]	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
[ ]	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
[ ]	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
[ ]	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
[ ]	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X]	(l)	An oath or affirmation.
[ ]	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ]	(o)	Independent Auditors' Report on Internal Control.
[ ]	(p)	Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Arete Research, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arete Research, LLC (the "Company"), as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

WithumSmith+Brown, PC

Boston, Massachusetts
May 29, 2019

WithumSmith+Brown, PC   155 Seaport Boulevard, Boston, Massachusetts 02210-2698   T (617) 227 3333   F (617) 227 5430   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ARETE RESEARCH, LLC
(A Wholly-Owned subsidiary of
Arete Research Services, LLP)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2019

ASSETS

ASSETS

Cash	$	897,296
Accounts receivable		388,852
Due from related party		150,815
Other assets		10,689
Furniture and equipment, net of accumulated depreciation of $41,886		28,556
Refundable income taxes		9,159
TOTAL ASSETS	$	1,485,367

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	860,860
Due to related parties		15,087
Deferred rent		24,243
Deferred income		12,500
Deferred income tax liability		1,200
TOTAL LIABLITIES		913,890

COMMITMENTS AND CONTINGENCIES (NOTE 7)

MEMBER'S EQUITY		571,477
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,485,367

The accompanying notes are an integral part of this financial statement.

ARETE RESEARCH, LLC
(A Wholly-Owned Subsidiary of
Arete Research Services, LLP)
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2019

Note 1 - Organization

Arete Research, LLC (the "Company") is a Delaware limited liability company based in Boston, Massachusetts. The Company was formed on June 20, 2003. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides research services on technology, telecom and media companies to fund managers in the United States. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Arete Research Services, LLP (a limited liability partnership) (the "Parent") based in London, England. As discussed in NOTE 4, the Company contracts exclusively with its Parent to provide research services and back office support. Due to the extensive nature of the transactions with the Parent, the Company's financial condition, as presented in the financial statement may vary significantly from those that would have existed had the Company existed without such affiliation.

Note 2 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Note 2 - <u>Summary of Significant Accounting Policies (Continued)</u>

Accounts Receivable

Accounts receivable are customer obligations due in connection with research services performed in the normal course of business. The Company performs continuing credit evaluations of its customers' financial condition, including review of the terms of credit, the amount of credit granted and management's past history with a customer to determine if any such amounts will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, management does not deem that an allowance for doubtful accounts is necessary as of March 31, 2019.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash maintained in financial institutions in excess of the FDIC insured limit of $250,000. The Company limits the amount of credit risk exposure to any one financial institution. Although cash balances may exceed federally insured limits at times during the year, the Company has not experienced and does not expect to incur any losses in such accounts. Concentrations of credit reisk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic areas.

Income Taxes

The Company is a limited liability company, but has elected to be taxes as a "C" corporation for Federal Income tax purposes. The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other general and administrative expense, respectively.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Note 2 - Summary of Significant Accounting Policies (Continued)

Furniture and Equipment, net

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Useful lives of furniture and equipment are five and three years, respectively. Repairs and maintenance are expensed as incurred and major improvements are capitalized.

Deferred Rent

The Company recognizes rent expense on a straight line basis when a lease contains predetermined, fixed escalations of minimum rentals. The difference between rent expense and the rental amount payable under the leases are recorded as liabilities and are reported under "Deferred rent" in the accompanying statement of financial condition. As of March 31, 2019, the balance of the deferred rent liability was $24,243.

Deferred Income

Research fees received in advance for future services are deferred to the fiscal year in which the service will be provided.

Subsequent Events

The Company has evaluated subsequent events through May 29, 2019, which is the date the financial statements were issued.

New Accounting Pronouncement

Lease Accounting

Effective April 1, 2019 the Company recognized the adoption of ASU 2016-02 "Leases" which provides accounting guidance related to leases. Under ASU 2016-02, lease arrangements exceeding a 12-month term shall require the lessee to recognize both a liability for future lease payments and a right-of-use asset representing the right to use the underlying asset against the term of the outstanding lease. At April 1, 2019, the right-of-use asset recorded was $174,990 and the lease liability was $199,233.

ARETE RESEARCH, LLC
(A Wholly-Owned Subsidiary of
Arete Research Services, LLP)
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2019

Note 3 - Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2019, the Company's "Net Capital" was $492,166 and the "Required Net Capital" was $60,846. At March 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 1.85 to 1.

Note 4 – Related Party Transactions

The Company has entered into an agreement with the Parent whereby the Parent will provide research and back office services to the Company. The Parent will charge the Company for an amount so that the Company's annual pretax profit margin before net interest income and after the research expenses equals ten percent of the Company's gross income. Additionally, certain sales made by the Parent and an affiliate related through common ownership to their customer base in the United States of America are collected by the Company. As of March 31, 2019, the Company was owed $150,815 pursuant to this agreement with the Parent which are included in due from related party in the accompanying statement of financial condition. As of March 31, 2019, the Company had an amount of $15,087 due to the Parent and its affiliates related to revenue collected on behalf of the related parties.

Note 5 - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of March 31, 2019:

Accounts payable	$ 37,786
Professional and regulatory fees	39,230
Salaries	86,844
Bonus and other compensation costs	700,000
	$ 860,860

Note 6 - Income Tax

The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences that have been recognized in the financial statement and tax returns.

The net deferred income tax benefit at March 31, 2019 is attributable to temporary differences for deferred rent and depreciation of furniture and equipment.

The U.S. Federal jurisdiction, California, Massachusetts, Connecticut and New York are the major tax jurisdictions where the Company files income tax returns. At March 31, 2019, the Company had no uncertain tax positions that would require financial statement recognition, de-recognition or disclosure.

Note 7 - Commitments and Contingencies

Operating Lease

The Company leases its office space in Boston, Massachusetts under an agreement which provides for base rent plus a proportionate share of the operating expenses applicable to the building. In May 2017, the Company renewed the operating lease for the office space for an additional term expiring November 2021. The lease is secured by a security deposit of $8,189 which is included in other assets on the statement of financial condition. The approximate future lease rent payments under this non-cancelable operating lease approximate the following:

For the year ending March 31,

2020	$ 76,000
2021	78,000
2022	46,000
	$ 200,000

Note 8 – Employee Benefit Plan

The Company is a sponsor of a 401(k) Retirement Plan (the "Plan"). The Plan requires employer contributions in an amount equal to 3% of each employee's compensation for the plan year.